UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of November 2023

Commission File Number: 001-41035

CI&T Inc

(Exact Name of Registrant as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Estrada Guiseppina Vianelli De Napoli, 1455 – C,
Globaltech 13.100-000 - Brazil

Campinas-State of São Paulo

13086-902 - Brazil

+55 19 21024500

(Address of principal executive office))

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                                    Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                                   No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                                   No ____X____

CI&T Inc

ITEM

  3Q23 Earnings Release
  Unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2023.

1

CI&T Reports 3Q23 Results

New York - November 17, 2023 /Business Wire/ - CI&T (NYSE: CINT, “Company”), a global digital specialist and fast-growing technology company, today announces its results for the third quarter of 2023 (3Q23) and the nine months ended on September 30, 2023 (9M23) in accordance with International Financial Reporting Standards (IFRS). For comparison purposes, we refer to the results for the third quarter of 2022 (3Q22) and nine months ended on September 30, 2022 (9M22).

Third Quarter of 2023 (3Q23) Operating and Financial Highlights

●         Net Revenue was R$529.1 million compared to R$559.0 million in 3Q22.

●         Net Profit was R$36.2 million compared to R$40.6 million in 3Q22.

●         Adjusted EBITDA was R$97.7 million compared to R$105.2 million in 3Q22. The Adjusted EBITDA margin was 18.5%.

●         Adjusted Net Profit was R$45.5 million versus R$67.4 million in 3Q22.

●         The number of clients with annual revenue above R$1 million in the last twelve months rose to 187 from 147 in 3Q22.

●         CI&T Board of Directors approved a new share repurchase program.

Nine months ended September  30, 2023 (9M23) Operating and Financial Highlights

●         Net Revenue was R$1,710.9 million, an increase of 8.6% compared to 9M22 or a 9.9% growth at constant currency.

●         Net Profit increased by 42.3% to R$136.4 million from R$95.8 million in 9M22.

●         Adjusted EBITDA rose to R$328.5 million from R$290.1 million in 9M22, 13.2% higher. The Adjusted EBITDA margin was 19.2%.

●         Adjusted Net Profit increased 10.5% to R$175.9 million from R$159.2 million in 9M22. The Adjusted Net Profit margin was 10.3%.

●         Cash generated from operating activities rose to R$254.5 million in 9M23 from R$28.6 million in 9M22.

●         CI&T ended 3Q23 with 6,114 CI&Ters.

Cesar Gon, founder and CEO of CI&T, commented, "In 2023, we navigated with a cautious approach, achieving sustainable profitability and robust cash generation. Looking ahead, we are at the forefront of an exciting new technological revolution driven by AI. This new chapter in digital disruption signifies an imminent redesign of competitive dynamics across all sectors and aspects of modern life. In paving the way for this future, we have effectively partnered with our clients, prepared our teams, and enhanced our AI capabilities to realize the vision of 'CI&T Powered by AI'. Building on this momentum, we aim to resume more aggressive growth in 2024 and beyond".

Comments on the 3Q23 financial performance

The net revenue was R$529.1 million in 3Q23, a decline of 5.4% compared to 3Q22, or a reduction of 1.7% at constant currency. In the third quarter of 2023, 44% of the revenue came from Latam, 42% from North America, 10% from Europe and 4% from Asia Pacific.

The cost of services provided in 3Q23 was R$356.8 million, 1.9% lower than in 3Q22, and the gross profit was R$172.3 million. The Adjusted Gross Profit in 3Q23 was R$184.4 million, with an Adjusted Gross Profit margin of 34.8%.

In 3Q23, selling, general and administrative (SG&A), and other operating expenses were R$101.8 million, 22.3% lower than in 3Q22. This reduction can be primarily attributed to the non-recurring M&A expenses incurred in 2022 and our efforts to optimize operational expenses in 2023.

Depreciation and amortization expenses totaled R$22.9 million in 3Q23, a decrease of 2.9% compared to 3Q22, explained by the reduction of real estate property leases. Amortization of intangible assets from acquired companies was R$10.7 million in 3Q23, a 4.6% increase compared to 3Q22.

In 3Q23, the Adjusted EBITDA was R$97.8 million, a reduction of 7.1% compared to 3Q22, mainly due to the decline in the gross profit margin, partially offset by the improvement in SG&A expenses. Adjusted EBITDA margin was 18.5% in the quarter.

In 3Q23, net financial expenses were R$20.3 million, R$12.8 million higher than in 3Q22, mainly driven by lower foreign exchange (FX) gains in the comparable period and a derivative gain from an interest rate swap that benefited our results in 3Q22.

In 3Q23, income tax expense was R$13.2 million, 20.4% lower than in 3Q22, mainly due to the amortization of goodwill for tax purposes from the Ntersol acquisition. The income tax paid (cash effect) was R$6.8 million, equivalent to a cash tax rate of 13.8%.

2

The net profit was R$36.2 million in 3Q23, 11% lower than 3Q22. Adjusted Net Profit was R$45.5 million, a decrease of 32.4% compared to 3Q22, mainly due to higher net financial expenses, as aforementioned. Consequently, the Adjusted Net Profit margin was 8.6%.

Business Outlook

We expect our net revenue in the fourth quarter of 2023 to be in the range of R$519 million to R$ 540 million on a reported basis (average FX rate of 4.95 BRL/USD in 4Q23).

For the full year of 2023, we expect our net revenue growth to be in the range of 4.0% to 5.0% year-over-year, assuming a constant currency outlook (average FX rate of 5.17 BRL/USD in 2022). In addition, we estimate our Adjusted EBITDA margin to be at least 19% for the full year of 2023.

These expectations are forward-looking statements, and actual results may differ materially. See "Cautionary Statement on Forward-Looking Statements" below.

Share Repurchase Program

On November 16, 2023, the Board of Directors approved a new share repurchase program, pursuant to which CI&T may repurchase up to 2.5 million of its outstanding class A common shares up to the end of 2024.

Conference Call Information
Cesar Gon, Bruno Guicardi, Stanley Rodrigues, and Eduardo Galvão will host a video conference call to discuss the 3Q23 financial and operating results on November 17, at 8:00 a.m. Eastern Time / 10:00 a.m. BRT. The earnings call can be accessed at the Company’s Investor Relations website at https://investors.ciandt.com or at the following link: https://www.youtube.com/watch?v=yEW4TBCbR1Q

About CI&T

CI&T (NYSE:CINT) is a global hyper digital specialist, a partner in AI-powered digital transformation and efficiency for 100+ large enterprises and fast growth clients. As digital natives, CI&T brings a 28-year track record of accelerating business impact through complete and scalable digital solutions. With a global presence in nine countries with a nearshore delivery model, CI&T provides strategy, data science, design, and engineering, unlocking top-line growth, improving customer experience and driving operational efficiency. Recognized by Forrester as a Leader in Modern Application Development Services, CI&T is the Employer of Choice for more than 6,100 professionals.

Basis of accounting and functional currency
CI&T maintains its books and records in Brazilian reais, the presentation currency for its unaudited condensed consolidated interim financial statements, and the functional currency of our operations in Brazil. CI&T prepares its unaudited condensed consolidated interim financial statements in accordance with IFRS, as issued by the IASB, and International Financial Reporting Standard No 34—Interim Financial Reporting (“IAS 34”).

Non-IFRS Financial Measures

We regularly monitor certain financial and operating metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. These non-IFRS financial measures include Adjusted Gross Profit, Adjusted Gross Profit Margin, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Profit, Adjusted Net Profit Margin, Net Revenue at Constant Currency, and Net Revenue Growth at Constant Currency, and should be considered in addition to results prepared in accordance with IFRS, but not as substitutes for IFRS results. In addition, our calculation of these non-IFRS financial measures may differ from those used by other companies, and therefore, comparability may be limited. These non-IFRS financial measures are provided as additional information to enhance investors’ overall understanding of our operations’ historical and current financial performance.

CI&T is not providing a quantitative reconciliation of forward-looking Non-IFRS Net Revenue Growth at Constant Currency and Adjusted EBITDA to the most directly comparable IFRS measure because it is unable to reasonably predict the ultimate outcome of certain significant items without unreasonable efforts. These items include but are not limited to, stock-based compensation expenses, acquisition-related expenses, the tax effect of non-IFRS adjustments, foreign currency exchange gains/losses, and other items. These items are uncertain, depend on various factors, and could have a material impact on IFRS-reported results for the guidance period.

We calculate Net Revenue at Constant Currency and Net Revenue Growth at Constant Currency by translating Net Revenue from entities reporting in foreign currencies into Brazilian reais using the comparable foreign currency exchange average rates from the prior period to show changes in our revenue without giving effect to period-to-period currency fluctuations.

3

In calculating Adjusted Gross Profit, we exclude cost components unrelated to the direct management of our services. For the periods herein, the adjustments applied were: (i) depreciation and amortization related to costs of services provided; and (ii) stock-based compensation expenses.

In calculating Adjusted EBITDA, we exclude components unrelated to the direct management of our services. For the periods herein, the adjustments were: (i) stock-based compensation expenses; (ii) government grants related to tax reimbursement in the Chinese subsidiary; and (iii) acquisition-related expenses, including present value and fair value adjustment on accounts payable for business acquired , consulting expenses, and retention packages.

In calculating Adjusted Net Profit, we exclude components unrelated to the direct management of our services. For the periods herein, the adjustments applied were acquisition-related expenses, including amortization of intangible assets from acquired companies, present value and fair value adjustment on accounts payable for business acquired , consulting expenses, and retention packages.

Cautionary Statement on Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, which include but are not limited to: the statements under "Business outlook," including expectations relating to revenues and other financial or business metrics; statements regarding relationships with clients; and any other statements of expectation or belief. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” "scheduled,” “forecasts” and similar words are intended to identify estimates and forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements represent our management's beliefs and assumptions only as of the date of this press release. You should read this press release with the understanding that our actual future results may be materially different from what we expect. These statements are subject to known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance, or achievements to differ materially from results expressed or implied in this press release. Such risk factors include, but are not limited to, those related to: the current and future impact of the COVID-19 pandemic, the ongoing war in Ukraine and economic sanctions imposed by Western economies over Russia on our business and industry; the effects of competition on our business; uncertainty regarding the demand for and market utilization of our services; the ability to maintain or acquire new client relationships; general business and economic conditions; our ability to successfully integrate the recent-acquired companies; and our ability to successfully execute our growth strategy and strategic plans. Additional information concerning these and other risks and uncertainties are contained in the "Risk Factors" section of CI&T's annual report on Form 20-F. Additional information will be made available in our annual reports on Form 20-F, and other filings and reports that CI&T may file from time to time with the SEC. Except as required by law, CI&T assumes no obligation and does not intend to update these forward-looking statements or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Contacts:

Investor Relations Contact:

Eduardo Galvão

investors@ciandt.com

Media Relations Contact:

Zella Panossian

ciandt@illumepr

4

Unaudited condensed consolidated statement of profit or loss

(In thousands of Brazilian Reais)

	Quarter ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022

Net Revenue	529,083	559,018	1,710,907	1,575,905
Costs of services provided	(356,779)	(363,617)	(1,138,836)	(1,034,111)
Gross Profit	172,304	195,401	572,071	541,794

Selling expenses	(40,405)	(43,337)	(132,243)	(118,428)
General and administrative expenses	(64,807)	(84,804)	(207,968)	(228,115)
Impairment loss on trade receivables and contract assets	(836)	325	(2,573)	(385)
Other income (expenses) net	3,363	(3,008)	2,025	(7,492)
Operating expenses net	(102,685)	(130,824)	(340,759)	(354,420)

Operating profit before financial income and tax	69,619	64,577	231,312	187,374

Finance income	13,506	32,750	62,387	155,638
Finance cost	(33,799)	(40,182)	(121,130)	(197,315)
Net finance costs	(20,293)	(7,432)	(58,743)	(41,677)

Profit before Income tax	49,326	57,145	172,569	145,697

Current	(14,285)	(22,273)	(32,953)	(44,796)
Deferred	1,120	5,736	(3,233)	(5,071)
Total Income tax expense	(13,165)	(16,537)	(36,186)	(49,867)

Net profit for the period	36,161	40,608	136,383	95,830

Earnings per share
Earnings per share – basic (in R$)	0.27	0.30	1.02	0.72
Earnings per share – diluted (in R$)	0.26	0.30	0.99	0.72

Weighted average number of basic shares	132,943,114	133,332,778	133,515,441	133,006,973
Weighted average number of diluted shares	137,184,056	133,332,778	137,756,383	133,006,973

5

Unaudited condensed consolidated statement of financial position

(In thousands of Brazilian Reais)

Assets	September 30, 2023	December 31, 2022	Liabilities and equity	September 30, 2023	December 31, 2022
Cash and cash equivalents	194,295	185,727	Suppliers and other payables	16,958	33,376
Financial Investments	39,192	96,299	Loans and borrowings	224,579	231,296
Trade receivables	422,218	501,671	Lease liabilities	18,921	21,539
Contract assets	239,796	217,250	Salaries and welfare charges	216,606	260,156
Recoverable taxes	19,739	7,619	Accounts payable for business acquired	41,301	71,650
Tax assets	6,319	2,959	Non-derivatives - hedge accounting	34,721	35,169
Non-derivatives - hedge accounting	26,525	19,637	Derivatives	-	4,109
Derivatives	11,017	11,194	Tax liabilities	6,796	3,890
Other assets	38,259	38,269	Other taxes payable	14,880	14,382
Total current assets	997,360	1,080,625	Contract liability	12,954	32,136
			Other liabilities	34,551	47,501
Recoverable taxes	3,703	3,624	Total current liabilities	622,267	755,204
Deferred tax assets	29,633	35,138
Judicial deposits	9,995	9,819	Loans and borrowings	620,589	742,935
Restricted cash - Escrow account and indemnity asset	31,013	31,552	Lease liabilities	29,834	41,269
Other assets	2,202	3,654	Provisions	12,061	12,347
Property, plant and equipment	41,674	55,266	Accounts payable for business acquired	124,168	133,299
Intangible assets and goodwill	1,690,801	1,750,898	Other liabilities	8,595	3,530
Right-of-use assets	43,236	56,187	Total non-current liabilities	795,247	933,380
Total non-current assets	1,852,257	1,946,138
			Equity
			Share capital	37	37
			Share premium	946,173	946,173
			Treasury share reserve	(37,827)	-
			Capital reserves	225,436	203,218
			Profit reserves	388,256	251,873
			Other comprehensive income	(89,972)	(63,122)
			Total equity	1,432,103	1,338,179
Total assets	2,849,617	3,026,763	Total equity and liabilities	2,849,617	3,026,763

6

Unaudited condensed consolidated statement of cash flows

(In thousands of Brazilian Reais)

	September 30, 2023	September 30, 2022
Cash flows from operating activities
Net profit for the period	136,383	95,830
Adjustments for:
Depreciation and amortization	70,980	67,154
Loss on the sale of property, plant and equipment, intangible assets and leases	875	2,137
Interest, monetary variation and exchange rate changes	65,796	30,437
Unrealized gain on financial instruments	(13,257)	(5,709)
Income tax expenses	36,186	49,867
Impairment losses on trade receivables and contract assets	2,573	385
(Reversal of) provision for labor risks	(286)	386
Stock-based plan	21,740	1,894
Present/fair value/price adjustment - accounts payable for business combination	2,783	7,240
Others	(559)	(1,824)
Variation in operating assets and liabilities
Trade receivables	61,268	(107,311)
Contract assets	(26,934)	(85,091)
Recoverable taxes	(23,279)	(2,297)
Tax assets	935	930
Suppliers and other payables	(16,185)	(34,281)
Salaries and welfare charges	(42,070)	7,448
Tax liabilities	-	1,568
Other taxes payable	1,274	4,509
Contract liabilities	(18,484)	(4,893)
Other receivables and payables, net	(5,235)	217
Cash generated from operating activities	254,505	28,596
Income tax paid	(25,516)	(33,467)
Interest paid on loans and borrowings	(52,356)	(51,152)
Interest paid on lease	(3,070)	(4,796)
Income tax refund	4,198	-
Net cash from (used in) operating activities	177,761	(60,819)
Cash flows from investment activities:
Acquisition of property, plant and equipment and intangible assets	(14,738)	(20,163)
Acquisition of subsidiary net of cash acquired (Somo, Box and Transpire)	-	(321,799)
Escrow deposit (acquisition of Somo)	-	(23,061)
Cash outflow on hedge accounting settlement	-	20,981
Redemption of financial investments	54,214	582,367
Net cash from (used in) investment activities	39,476	238,325
Cash flows from financing activities:
Exercised stock options	578	10,447
Payment of lease liabilities	(18,465)	(19,828)
Proceeds from loans and borrowings	47,950	186,239
Settlement of derivatives	9,325	390
Payment of loans and borrowings	(163,457)	(279,940)
Payment of investment obligations	(47,461)	(62,338)
Repurchase of treasury shares	(37,827)	-
Net cash used in financing activities	(209,357)	(165,030)
Net increase in cash and cash equivalents	7,880	12,476
Cash and cash equivalents as of January 1st	185,727	135,727
Exchange variation effect on cash and cash equivalents	688	3,647
Cash and cash equivalents as of September 30	194,295	151,850

7

Reconciliation of Non-IFRS financial measures to comparable IFRS financial measures

Reconciliation of revenue growth as reported on an IFRS basis to revenue growth on a constant currency basis:

Net Revenue (in BRL thousand)	3Q23	3Q22	Var. 3Q23 x 3Q22	9M23	9M22	Var. 9M23 x 9M22
Net Revenue	529,083	559,018	-5.4%	1,710,907	1,575,905	8.6%
Net Revenue at Constant Currency	548,946	558,525	-1.7%	1,739,972	1,583,792	9.9%

Net Revenue by industry (in BRL thousand)	3Q23	3Q22	Var. 3Q23 x 3Q22	9M23	9M22	Var. 9M23 x 9M22
Financial Services	158,592	161,185	-1.6%	492,406	479,172	2.8%
Consumer goods	105,562	127,097	-16.9%	343,712	351,116	-2.1%
Technology and telecommunications	84,147	78,146	7.7%	313,334	216,097	45.0%
Retail and industrial goods	64,438	79,226	-18.7%	208,351	227,615	-8.5%
Life sciences	57,372	72,063	-20.4%	185,040	202,791	-8.8%
Others	58,972	41,301	42.8%	168,064	99,114	69.6%
Total	529,083	559,018	-5.4%	1,710,907	1,575,905	8.6%

Net Revenue by geography (in BRL thousand)	3Q23	3Q22	Var. 3Q23 x 3Q22	9M23	9M22	Var. 9M23 x 9M22
North America	222,860	232,697	-4.2%	762,204	655,941	16.2%
Europe	54,045	57,061	-5.3%	167,645	142,810	17.4%
LATAM (Latin America)	229,804	247,200	-7.0%	698,478	724,480	-3.6%
APJ (Asia, Pacific and Japan)	22,374	22,060	1.4%	82,580	52,674	56.8%
Total	529,083	559,018	-5.4%	1,710,907	1,575,905	8.6%

8

Reconciliation of various income statement amounts from IFRS to non-IFRS measures for the three months ended September 30, 2023 and 2022 and nine months ended September 30, 2023 and 2022:

Gross Profit (in BRL thousand)	3Q23	3Q22	Var. 3Q23 x 3Q22	9M23	9M22	Var. 9M23 x 9M22
Net Revenue	529,083	559,018	-5.4%	1,710,907	1,575,905	8.6%
Cost of Services	(356,779)	(363,617)	-1.9%	(1,138,836)	(1,034,111)	10.1%
Gross Profit	172,304	195,401	-11.8%	572,071	541,794	5.6%
Adjustments
Depreciation and amortization (cost of services provided)	9,116	10,688	-14.7%	27,248	30,302	-10.1%
Stock-based compensation	2,949	369	n.m	10,361	1,190	770.7%
Adjusted Gross Profit	184,369	206,458	-10.7%	609,680	573,286	6.3%
Adjusted Gross Profit Margin	34.8%	36.9%	-2.1p.p	35.6%	36.4%	-0.7p.p

Adjusted EBITDA (in BRL thousand)	3Q23	3Q22	Var. 3Q23 x 3Q22	9M23	9M22	Var. 9M23 x 9M22
Net profit for the period	36,161	40,608	-11.0%	136,383	95,830	42.3%
Adjustments
Net financial cost	20,293	7,432	173.0%	58,743	41,677	40.9%
Income tax expense	13,165	16,537	-20.4%	36,186	49,867	-27.4%
Depreciation and amortization	22,871	23,558	-2.9%	70,980	67,154	5.7%
Stock-based compensation	6,627	761	771.3%	21,740	1,894	1047.6%
Government grants	(29)	(204)	-85.6%	(306)	(378)	-18.9%
Acquisition-related expenses (1)	(1,341)	16,497	-108.1%	4,748	34,051	-86.1%
Adjusted EBITDA	97,747	105,188	-7.1%	328,474	290,095	13.2%
Adjusted EBITDA Margin	18.5%	18.8%	-0.3p.p	19.2%	18.4%	0.8p.p

(1)	Includes present value and fair value adjustment on accounts payable for business acquired, consulting expenses, and retention packages.

Net Profit (in BRL thousand)	3Q23	3Q22	Var. 3Q23 x 3Q22	9M23	9M22	Var. 9M23 x 9M22
Net profit for the period	36,161	40,608	-11.0%	136,383	95,830	42.3%
Adjustments
Acquisition-related expenses (1)	9,376	26,743	-64.9%	39,486	63,321	-37.6%
Adjusted Net Profit (2)	45,537	67,351	-32.4%	175,869	159,151	10.5%
Adjusted Net Profit Margin (2)	8.6%	12.0%	-3.4p.p	10.3%	10.1%	0.2p.p

(1)	Includes amortization of intangible assets from acquired companies, present value and fair value adjustment on accounts payable for business acquired, consulting expenses and retention packages.
(2)	Adjustments' amounts are gross of tax. Tax effects on non-IFRS adjustments totaled R$856 thousand in 3Q23, (R$1,877) thousand in 3Q22, R$23 thousand in 9M23 and (R$2,605) thousand in 9M22.

9

CI&T

Inc.

Unaudited condensed consolidated
interim financial statements
September 30, 2023

10

Content

Unaudited condensed consolidated statement of financial position	12
Unaudited condensed consolidated statement of profit or loss	13
Unaudited condensed consolidated statement of other comprehensive income	14
Unaudited condensed consolidated statement of changes in equity	15
Unaudited condensed consolidated statement of cash flows	16
Notes to the unaudited condensed consolidated interim financial statements	17

11

CI&T Inc.

Unaudited condensed consolidated statement of financial position as of September 30, 2023 and December 31, 2022

(In thousands of Brazilian Reais - R$)

Assets	Note	September 30, 2023	December 31, 2022	Liabilities and equity	Note	September 30, 2023	December 31, 2022
Cash and cash equivalents	7.1	194,295	185,727	Suppliers and other payables		16,958	33,376
Financial investments	7.2	39,192	96,299	Loans and borrowings	12	224,579	231,296
Trade receivables	8	422,218	501,671	Lease liabilities	11.b	18,921	21,539
Contract assets	19	239,796	217,250	Salaries and welfare charges	13	216,606	260,156
Recoverable taxes		19,739	7,619	Accounts payable for business acquired	14	41,301	71,650
Income tax assets		6,319	2,959	Non-derivatives - hedge accounting	23.2	34,721	35,169
Non-derivatives - hedge accounting	23.2	26,525	19,637	Derivatives	23.3	-	4,109
Derivatives	23.3	11,017	11,194	Income tax liabilities		6,796	3,890
Other assets		38,259	38,269	Other taxes payable		14,880	14,382
				Contract liability		12,954	32,136
Total current assets		997,360	1,080,625	Other liabilities		34,551	47,501
Recoverable taxes		3,703	3,624	Total current liabilities		622,267	755,204
Deferred tax assets		29,633	35,138
Judicial deposits	15	9,995	9,819	Loans and borrowings	12	620,589	742,935
Restricted cash - Escrow account and indemnity asset		31,013	31,552	Lease liabilities	11.b	29,834	41,269
Other assets		2,202	3,654	Provisions	15	12,061	12,347
Property, plant and equipment	9	41,674	55,266	Accounts payable for business acquired	14	124,168	133,299
Intangible assets and goodwill	10	1,690,801	1,750,898	Other liabilities		8,595	3,530
Right-of-use assets	11.a	43,236	56,187
				Total non-current liabilities		795,247	933,380
Total non-current assets		1,852,257	1,946,138
				Equity
				Share capital	18.a	37	37
				Share premium	18.b	946,173	946,173
				Treasury share reserve	18.c	(37,827)	-
				Capital reserves		225,436	203,218
				Profit reserves		388,256	251,873
				Other comprehensive income		(89,972)	(63,122)
				Total equity		1,432,103	1,338,179
Total assets		2,849,617	3,026,763	Total equity and liabilities		2,849,617	3,026,763

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

12

CI&T Inc.

Unaudited condensed consolidated statement of profit or loss

For the three-month and nine-month periods ended on September 30, 2023 and 2022

(In thousands of Brazilian Reais – R$)

	Note	Nine month ended September 30, 2023	Three month ended September 30, 2023	Nine month ended September 30, 2022	Three month ended September 30, 2022
Net revenue	19	1,710,907	529,083	1,575,905	559,018
Costs of services provided	20	(1,138,836)	(356,779)	(1,034,111)	(363,617)
Gross profit		572,071	172,304	541,794	195,401
Selling expenses	20	(132,243)	(40,405)	(118,428)	(43,337)
General and administrative expenses	20	(207,968)	(64,807)	(228,115)	(84,804)
Impairment loss on trade receivables and contract assets	20	(2,573)	(836)	(385)	325
Other income (expenses) net	20	2,025	3,363	(7,492)	(3,008)
Operating expenses net		(340,759)	(102,685)	(354,420)	(130,824)
Operating profit before financial income and tax		231,312	69,619	187,374	64,577
Finance income	21	62,387	13,506	155,638	32,750
Finance cost	21	(121,130)	(33,799)	(197,315)	(40,182)
Net finance costs		(58,743)	(20,293)	(41,677)	(7,432)
Profit before income tax		172,569	49,326	145,697	57,145
Current		(32,953)	(14,285)	(44,796)	(22,273)
Deferred		(3,233)	1,120	(5,071)	5,736
Total income tax expense		(36,186)	(13,165)	(49,867)	(16,537)
Net profit for the period		136,383	36,161	95,830	40,608
Earnings per share
Earnings per share – basic (in R$)		1.02	0.27	0.72	0.30
Earnings per share – diluted (in R$)		0.99	0.26	0.72	0.30

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

13

CI&T Inc.

Unaudited condensed consolidated statement of other comprehensive income

For the three-month and nine-month periods ended on September 30, 2023 and 2022

 (In thousands of Brazilian Reais – R$)

	Note	Nine month ended September 30, 2023	Three month ended September 30, 2023	Nine month ended September 30, 2022	Three month ended September 30, 2022
Net profit for the period		136,383	36,161	95,830	40,608
Other comprehensive income (OCI):
Item that are or may be reclassified subsequently to profit or loss
Exchange variation in foreign investments		(34,186)	17,453	(88,601)	(18,913)
Cash flow hedges - effective portion of changes in fair value	23.2.a.1	7,336	(5,998)	(37,287)	2,448
Total comprehensive income (loss) for the period		109,533	47,616	(30,058)	24,143
Total comprehensive income (loss) attributed to
Owners of the Company		109,533	47,616	(30,058)	24,143
Total comprehensive income (loss) for the period		109,533	47,616	(30,058)	24,143

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

14

 1.0

CI&T Inc.

Unaudited condensed consolidated statement of changes in equity

For the nine-month periods ended on September 30, 2023 and 2022

(In thousands of Brazilian Reais – R$)

						Profit reserves
	Notes	Share capital	Share premium	Treasury share reserve	Capital reserve	Retained earnings reserve	Retained earnings	Other comprehensive income	Total equity
Balances as of December 31, 2021		36	915,947	-	10,105	125,957	-	37,250	1,089,295
Net profit for the period		-	-	-	-	-	95,830	-	95,830
Exchange variation in foreign investments		-	-	-	-	-	-	(88,601)	(88,601)
Cash flow hedges – effective portion of changes in fair value	23.2.a.1	-	-	-	-	-	-	(37,287)	(37,287)
Total comprehensive income for the period		-	-	-	-	-	95,830	(125,888)	(30,058)
Transactions with the owner of the Group
Contributions, distribution and constitution of reserves
Issues to ordinary shares related to business combinations (Somo)	18.b	-	14,037	-	-	-	-	-	14,037
Equity settled share-based compensation – Vested immediately (Box)		-	-	-	4,124	-	-	-	4,124
Issues to ordinary shares related to business combinations (Transpire)	18.b	-	16,189	-	-	-	-	-	16,189
Exercise of share options		1	-	-	10,446	-	-	-	10,447
Stock-based compensation	17.b	-	-	-	1,370	-	-	-	1,370
Total contributions and distribution and constitution of reserves		1	30,226	-	15,940	-	-	-	46,167
Balances as of September 30, 2022		37	946,173	-	26,045	125,957	95,830	(88,638)	1,105,404
Balances as of December 31, 2022		37	946,173	-	203,218	251,873	-	(63,122)	1,338,179
Net profit for the period		-	-	-	-	-	136,383	-	136,383
Exchange variation in foreign investments		-	-	-	-	-	-	(34,186)	(34,186)
Cash flow hedges - effective portion of changes in fair value	23.2.a.1	-	-	-	-	-	-	7,336	7,336
Total comprehensive income for the period		-	-	-	-	-	136,383	(26,850)	109,533
Transactions with the owner of the Group
Contributions, distribution and constitution of reserves
Treasury shares acquired	18.c	-	-	(37,827)	-	-	-	-	(37,827)
Equity settled stock options	17.b	-	-	-	6,799	-	-	-	6,799
Equity settled restricted stock units	17.b	-	-	-	14,286	-	-	-	14,286
Equity settled incentive stock options	17.b	-	-	-	84	-	-	-	84
Restricted stock units exercised		-	-	-	417	-	-	-	471
Share options exercised		-	-	-	578	-	-	-	578
Total contributions and distribution and constitution of reserves		-	-	(37,827)	22,218	-	-	-	(15,609)
Balances as of September 30, 2023		37	946,173	(37,827)	225,436	251,873	136,383	(89,972)	1,432,103

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

15

CI&T Inc.

Unaudited condensed consolidated statement of cash flows

For the nine-month periods ended on September 30, 2023 and 2022

(In thousands of Brazilian Reais – R$)

	Notes	September 30, 2023	September 30, 2022
Cash flows from operating activities
Net profit for the period		136,383	95,830
Adjustments for:
Depreciation and amortization	9, 10, 11	70,980	67,154
Loss on the sale of property, plant and equipment, intangible assets and leases	9, 10, 11, 12	875	2,137
Interest, monetary variation and exchange rate changes		65,796	30,437
Unrealized gain on financial instruments		(13,257)	(5,709)
Income tax expenses		36,186	49,867
Impairment losses on trade receivables and contract assets	8, 19	2,573	385
Provision for labor risks	15	(286)	386
Stock-based plan	17.b	21,740	1,894
Present/fair value/ price adjustment - accounts payable for business combination	12	2,783	7,240
Others		(559)	(1,824)
Variation in operating assets and liabilities
Trade receivables		61,268	(107,311)
Contract assets		(26,934)	(85,091)
Recoverable taxes		(23,279)	(2,297)
Tax assets		935	930
Suppliers and other payables		(16,185)	(34,281)
Salaries and welfare charges		(42,070)	7,448
Tax liabilities		-	1,568
Other taxes payable		1,274	4,509
Contract liabilities		(18,484)	(4,893)
Other receivables and payables, net		(5,234)	217
Cash generated from operating activities		254,505	28,596
Income tax paid		(25,516)	(33,467)
Interest paid on loans and borrowings	12	(52,356)	(51,152)
Interest paid on lease	12	(3,070)	(4,796)
Income tax refund		4,198	-
Net cash from (used in) operating activities		177,761	(60,819)
Cash flows from investment activities
Acquisition of property, plant and equipment and intangible assets	9, 10	(14,738)	(20,163)
Acquisition of subsidiary net of cash acquired (Somo, Box and Transpire)		-	(321,799)
Escrow deposit (acquisition of Somo)		-	(23,061)
Cash outflow on hedge accounting settlement	7.2	-	20,981
Redemption of financial investments	7.2	54,214	582,367
Net cash from investment activities		39,476	238,325
Cash flows from financing activities
Exercised stock options	12	578	10,447
Payment of lease liabilities	12	(18,465)	(19,828)
Proceeds from loans and borrowings	12	47,950	186,239
Settlement of derivatives	12	9,325	390
Payment of loans and borrowings	12	(163,457)	(279,940)
Payment of investment obligations	12	(47,461)	(62,338)
Repurchase of treasury shares	12, 18.c	(37,827)	-
Net cash used in financing activities		(209,357)	(165,030)
Net increase in cash and cash equivalents		7,880	12,476
Cash and cash equivalents as of January 1st		185,727	135,727
Exchange variation effect on cash and cash equivalents		688	3,647
Cash and cash equivalents as of September 30		194,295	151,850

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

16

CI&T Inc.

Unaudited condensed consolidated interim financial statements

September 30, 2023

Notes to the unaudited condensed consolidated interim financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

1            Reporting Entity

CI&T Inc. (“CI&T” and/or “Company”), is a publicly held company incorporated in the Cayman Islands in September 2021, headquartered at Estrada Giuseppina Vianelli Di Napoli, 1455, Polo II de Alta Tecnologia, in the City of Campinas, State of São Paulo, Brazil. As a holding Company, it is mainly engaged in the investment, as a partner or shareholder, in other companies, consortia or joint ventures in Brazil and other countries. The Company’s subsidiaries are mainly engaged in the development of customizable software through implementation of software solutions, including machine learning, artificial intelligence (AI), analytics, cloud migration and mobility technologies.

These unaudited condensed consolidated interim financial statements comprise the Company and its subsidiaries (collectively referred to as the “Group”).

2            Business combination

During 2022, the Company acquired several businesses for which we engaged independent valuation experts to assist in determining the fair value of the assets acquired and liabilities assumed and related deferred income tax impacts.

The summary of the prior period acquisitions on each acquisition date is as follows:

Companies	Somo	Box 1824	Transpire	Ntersol
Acquisition/closing date	January 27, 2022	June 1, 2022	September 1, 2022	November 1, 2022
Cash, net of cash acquired in business combination	247,764	19,040	55,724	400,137
Cash acquired in business combination	98,701	1,728	5,397	17,870
Other adjustments	(5,688)	-	(729)	-
Cash transferred	340,777	20,768	60,392	418,007
Restricted cash in escrow account	23,061	-	-	-
Earn-out	59,868	-	-	-
Contingent consideration - Retained amount	9,671	8,871	-	75,096
Class A common shares issued	14,037	-	16,189	-
Stock-based payment – vested immediately(i)	-	4,124	-	170,774
Other	-	974	-	-
Price Adjustment	-	(558)	729	5,993
Total consideration transferred at the acquisition date	447,414	34,179	77,310	669,870
Total identifiable net assets acquired	(130,235)	(12,654)	(8,115)	(201,496)
Goodwill	317,179	21,525	69,195	468,374

(i)	Refers to the purchase price to be paid in common shares in connection with business combination, but considered as vested immediately at each acquisition date, and the amount was measured at fair value on the same date.

17

CI&T Inc.

Unaudited condensed consolidated interim financial statements

September 30, 2023

3            Basis of accounting

These unaudited condensed consolidated interim financial statements for the nine-month ended September 30, 2023 have been prepared in accordance with IAS 34 – Interim Financial Reporting and should be read in conjunction with the Group’s last annual consolidated financial statements as at and for the year ended December 31, 2022. This financial information does not include all the information required for a complete set of financial statements prepared in accordance with IFRS Standards. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.

The issuance of these unaudited condensed consolidated interim financial information were authorized for issue by the Company’s Management and Audit Committee on November 16, 2023.

4            Functional and presentation currency

These unaudited condensed consolidated interim financial statements are presented in Brazilian Reais (“R$”), which is the Company's functional currency. All balances are rounded to the nearest thousands, except when otherwise indicated.

The main exchange rates used in the preparation of the Company's financial statements are Brazilian Reais (“R$”), US dollar (“US$”), Euro (“€”), Australian dollar (“AU$”), Pound sterling (“£”), Yen (“¥”), Chinese Yuan (“¥”) and Colombian Peso (“COL$”) as the Company’s subsidiaries have their functional currencies.

5            Use of judgments and estimates

In preparing these unaudited condensed consolidated interim financial statements, Management has made judgments and estimates that affect the application of the Company's accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The significant judgements made by Management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

a.            Measurement of fair values

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

The Group has established a control framework with respect to the measurement of fair value. This includes the review of significant fair value measurements, significant unobservable data and valuation adjustments. If third-party information, such as broker quotes or pricing services, is used to measure fair values, the valuation team assesses the evidence obtained from third parties to support the conclusion that such valuations meet the requirements of the Accounting Standards, including the level in the fair value hierarchy in which the valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses observable market data as much as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

  Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.
  Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
  Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs).
18

CI&T Inc.

Unaudited condensed consolidated interim financial statements

September 30, 2023

If the inputs used to measure the fair value of an asset or liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of fair value hierarchy as the lowest level input that is significant to the entire measurement.

The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the changes have occurred.

The significant information about the assumptions made in measuring fair values used by Management were the same as those described in the last annual financial statements.

6            Change in accounting policy

Except as described below, the accounting policies applied in these unaudited condensed consolidated interim financial statements are the same as those applied in the Group’s consolidated financial statements as at and for the year ended December 31, 2022.

(i)     Deferred tax related to assets and liabilities arising from a single transaction

The Group has adopted ‘Deferred tax related to assets and liabilities arising from a single transaction – Amendments to IAS 12 – Income Tax’ from 1 January 2023. The amendments narrow the scope of the initial recognition exemption to exclude transactions that give rise to equal and offsetting temporary differences – e.g. leases and decommissioning liabilities. For leases and decommissioning liabilities, an entity is required to recognize the associated deferred tax assets and liabilities from the beginning of the earliest comparative period presented, with any cumulative effect recognized as an adjustment to retained earnings or other components of equity at that date. For all transactions, an entity applies the amendments to transactions that occur after the beginning of the earliest period presented.

The Group previously accounted for deferred tax on leases applying the integrally linked approach, resulting in a similar outcome to the amendments, except that the deferred tax asset or liability was recognized on a net basis. Following the amendments, the Group has recognized a separate deferred tax asset in relation to its lease liabilities and deferred tax liability in relation to its right-of-use assets. However, there was no impact on the statement of financial position because the balances qualify for offset under paragraph 74 of IAS 12. There was also no impact on the opening retained earnings as of 1 January 2022 as a result of the change. As of September 30, 2023, the amount of deferred tax assets is R$ 39,736 (R$ 29,637 as of December 31, 2022) and deferred tax liabilities is R$ 36,844 (R$ 27,025 as of December 31, 2022).

The change in accounting policy will also be reflected in the Group’s consolidated financial statements as at and for the year ending December 31, 2023.

7            Cash and cash equivalents and financial investments

7.1         Cash and cash equivalents

.	September 30, 2023	December 31, 2022
Cash and cash equivalents	112,819	127,263
Short-term financial investments	81,476	58,464
Total	194,295	185,727

Short-term financial investments are represented by fixed income securities, with interest rates ranging from 100% to 101.5% on September 30, 2023 (101% to 102% as of December 31, 2022) of the changes of Interbank Deposit Certificate (CDI) variation which (i) Management expects to use for short-term commitments; (ii) present daily liquidity; and (iii) are readily convertible into a known amount of cash, subject to an insignificant risk of change in value.

19

CI&T Inc.

Unaudited condensed consolidated interim financial statements

September 30, 2023

7.2         Financial investments

.	September 30, 2023	December 31, 2022
Financial investments	39,192	96,299
Total	39,192	96,299

The changes in the balances are as follows:

Balance as of January 1, 2023	96,299
Effect of movements in exchange rates	(3,296)
Income on financial investments	403
Redemption of financial investments(i)	(54,214)
Balance as of September 30, 2023	39,192

Balance as of January 1, 2022	798,786
Effect of movements in exchange rates	(15,209)
Income on financial investments	1,628
Redemption of financial investments(ii)	(582,367)
Hedge accounting realization	(20,981)
Balance as of September 30, 2022	181,857

(i)	Amounts used in short-term commitments.
(ii)	Amounts used in payments for businesses combination acquired and for short-term commitments.

As of September 30, 2023 the balance of R$ 39,192 (R$ 96,299 as of December 31, 2022) is allocated between an interest-bearing account and Sweep. Both instruments are in US$ and £, and they bear interest rates ranging from 0.6% to 3.7% p.a. (from 0.57% to 4.2% p.a. on December 31, 2022), and such accounts present immediate liquidity. The Company holds US$ and £ amounts for short-term commitments in the same currencies. A foreign currency exposure arises from these financial investments held in US$ and £, since the amount may be subject to a significant exchange rate variation once translated to R$.

20

CI&T Inc.

Unaudited condensed consolidated interim financial statements

September 30, 2023

8            Trade receivables

The balances of trade receivables are presented, as follows:

	September 30, 2023	December 31, 2022
Trade receivables - Dollar denominated – from US customers	241,353	304,693
Trade receivables - Reais denominated – from Brazilian customers	131,118	133,582
Trade receivables - from other customers	52,311	64,049
(-) Expected credit losses	(2,564)	(653)
Trade receivables, net	422,218	501,671

The balances of trade receivables by maturity date are as follows:

	September 30, 2023		December 31, 2022
	Trade receivables	(-) Expected credit losses	Trade receivables	(-) Expected credit losses
Not due	395,713	(394)	458,802	(146)
Overdue:
from 1 to 60 days	23,780	(692)	36,995	(261)
61 to 360 days	5,170	(1,359)	6,140	(119)
over 360 days	119	(119)	387	(127)
Total	424,782	(2,564)	502,324	(653)

The movement of impairment loss on trade receivables is as follows:

Balance as of January 1, 2023	(653)
Provision	(3,354)
Reversal	1,425
Write-off	20
Exchange variation	(2)
Balance as of September 30, 2023	(2,564)
Balance as of January 1, 2022	(1,059)
Provision	(603)
Reversal	400
Write-off	655
Exchange variation	192
Balance as of September 30, 2022	(415)

9            Property, plant and equipment

	September 30, 2023	December 31, 2022
IT equipment	28,472	37,963
Furniture and fixtures	3,427	5,064
Leasehold improvements	9,320	12,226
Property, plant and equipment in progress	455	13
Total	41,674	55,266

21

CI&T Inc.

Unaudited condensed consolidated interim financial statements

September 30, 2023

The changes in the balances are as follows:

	IT equipment	Furniture and fixtures	Leasehold improvements	In progress	Total
Cost:
Balance as of January 1, 2022	63,640	13,869	30,915	157	108,581
Exchange rate changes	(1,545)	(237)	(297)	-	(2,079)
Addition due to business combination	2,812	468	313	-	3,593
Additions	17,475	270	62	119	17,926
Disposals	(4,530)	(646)	(5,096)	(19)	(10,291)
Transfers	6	-	240	(246)	-
Balance as of September 30, 2022	77,858	13,724	26,137	11	117,730
Balance as of December 31, 2022	75,547	10,308	21,498	13	107,366
Exchange rate changes	(494)	(213)	(323)	-	(1,030)
Additions	3,783	58	-	538	4,379
Disposals	(3,350)	(2,151)	(954)	(1)	(6,456)
Transfers	5	18	72	(95)	-
Balance as of September 30, 2023	75,491	8,020	20,293	455	104,259
Depreciation:
Balance as of January 1, 2022	(28,410)	(7,586)	(14,864)	-	(50,860)
Exchange rate changes	854	89	72	-	1,015
Additions	(12,282)	(1,066)	(2,540)	-	(15,888)
Disposals	2,867	783	4,729	-	8,379
Balance as of September 30, 2022	(36,971)	(7,780)	(12,603)	-	(57,354)
Balance as of December 31, 2022	(37,584)	(5,244)	(9,272)	-	(52,100)
Exchange rate changes	385	97	121	-	603
Additions	(13,012)	(787)	(2,514)	-	(16,313)
Disposals	3,192	1,350	683	-	5,225
Transfers	-	(9)	9	-	-
Balance as of September 30, 2023	(47,019)	(4,593)	(10,973)	-	(62,585)
Balance as of:
December 31, 2022	37,963	5,064	12,226	13	55,266
September 30, 2023	28,472	3,427	9,320	455	41,674

The Group does not have property, plant or equipment pledged as collateral.

10            Intangible assets and goodwill

	September 30, 2023	December 31, 2022
Software	4,866	5,641
Internally developed software	4,314	4,059
Software in progress	9,031	1,032
Customer relationship	253,114	288,943
Non-compete agreement	8,591	10,865
Brands	5,199	7,464
Subtotal	285,115	318,004
Goodwill	1,405,686	1,432,894
Total	1,690,801	1,750,898

22

CI&T Inc.

Unaudited condensed consolidated interim financial statements

September 30, 2023

The change in the balances of intangible assets as follows:

	Network software	Internally developed software	Software in progress	Customer relationship	Non-compete agreement	Brands	Goodwill	Total
Cost:
Balance as of January 1, 2022	11,942	16,581	391	88,961	13,462	20,501	619,469	771,307
Exchange rate changes	(50)	-	-	-	-	-	(75,081)	(75,131)
Additions	805	5	1,447	62,139	-	13,304	413,665	491,365
Write-off	(788)	-	(32)	-	-	-	-	(820)
Transfers	50	398	(448)	-	-	-	-	-
Balance as of September 30, 2022	11,959	16,984	1,358	151,100	13,462	33,805	958,053	1,186,721
Balance as of December 31, 2022	15,186	18,586	1,032	313,259	13,462	33,798	1,432,894	1,828,217
Exchange rate changes	(180)	0	-	(6,268)	-	(2)	(32,304)	(38,754)
Additions	558	-	9,801	-	-	-	5,096	15,455
Disposals	(1)	(4)	-	-	-	-	-	(5)
Transfers	-	1,802	(1,802)	-	-	-	-	-
Balance as of September 30, 2023	15,563	20,384	9,031	306,991	13,462	33,796	1,405,686	1,804,913
Amortization:
Balance as of January 1, 2022	(9,543)	(12,670)	-	(4,766)	435	(5,960)	-	(32,504)
Exchange rate changes	84	-	-	-	-	-	-	84
Additions	(789)	(1,365)	-	(11,224)	(2,274)	(15,771)	-	(31,423)
Write-off	748	-	-	-	-	-	-	748
Balance as of September 30, 2022	(9,500)	(14,035)	-	(15,990)	(1,839)	(21,731)	-	(63,095)
Balance as of December 31, 2022	(9,545)	(14,527)	-	(24,316)	(2,597)	(26,334)	-	(77,319)
Exchange rate changes	39	-		147	-	-	-	186
Additions	(1,192)	(1,543)	-	(29,708)	(2,274)	(2,263)	-	(36,980)
Disposals	1	-	-	-	-	-	-	1
Balance as of September 30, 2023	(10,697)	(16,070)	-	(53,877)	(4,871)	(28,597)	-	(114,112)
Balance at:
December 31, 2022	5,641	4,059	1,032	288,943	10,865	7,464	1,432,894	1,750,898
September 30, 2023	4,866	4,314	9,031	253,114	8,591	5,199	1,405,686	1,690,801

Impairment test – Goodwill

For the nine-month ended September 30, 2023, Management did not identify factors that could significantly change the assumptions used in the annual impairment analysis and, therefore, did not identify any indicator of impairment of intangible assets and goodwill.

23

CI&T Inc.

Unaudited condensed consolidated interim financial statements

September 30, 2023

11            Leases

      Right-of-use assets

	September 30, 2023	December 31, 2022
Properties	37,747	48,415
Vehicles	5,489	7,772
Total	43,236	56,187

The Group applies the short-term lease recognition exemption to its short-term leases of properties (those leases that have a lease term of 12 months or less). It also applies the low-value assets recognition exemption to leases that are considered of low value. Lease payments on short-term leases and leases of low-value assets are recognized as expenses on a straight-line basis. The remained rental expenses for the period totaled R$ 2,653 as of September 30, 2023 (R$ 4,424 as of September 30, 2022). The changes to balances of the right-of-use are:

	Properties	Vehicles	IT equipment	Total
Cost:
Balance as of January 1, 2022	107,640	6,372	851	114,863
Additions due to business combination	8,114	-	-	8,114
Exchange rate changes	(1,571)	-	-	(1,571)
Additions	5,682	5,775	-	11,457
Derecognition of right-of-use assets	(3,708)	(870)	-	(4,578)
Remeasurement of right-of-use assets	(234)	-	-	(234)
Balance on September 30, 2022	115,923	11,277	851	128,051
Balance as of December 31, 2022	90,587	12,198	-	102,785
Exchange rate changes	(2,336)	-	-	(2,336)
Additions	6,350	1,961	-	8,311
Derecognition of right-of-use assets	(4,643)	(2,548)	-	(7,191)
Balance on September 30, 2023	89,958	11,611	-	101,569
Depreciation:
Initial amount on January 1, 2022	(38,200)	(2,199)	(638)	(41,037)
Exchange rate changes	310	-	-	310
Depreciation	(17,314)	(2,316)	(213)	(19,843)
Derecognition of right-of-use assets	2,086	799	-	2,885
Balance on September 30, 2022	(53,118)	(3,716)	(851)	(57,685)
Balance on December 31, 2022	(42,172)	(4,426)	-	(46,598)
Exchange rate changes	1,111	-	-	1,111
Depreciation	(14,643)	(3,044)	-	(17,687)
Derecognition of right-of-use assets	3,493	1,348	-	4,841
Balance on September 30, 2023	(52,211)	(6,122)	-	(58,333)
Net balance at:
December 31, 2022	48,415	7,772	-	56,187
September 30, 2023	37,747	5,489	-	43,236

24

CI&T Inc.

Unaudited condensed consolidated interim financial statements

September 30, 2023

b.            Lease liabilities

	Average discount rate (per year)	September 30, 2023	December 31, 2022
Properties	7.21% (2022: 8.26%)	45,170	54,369
Vehicles	17.19% (2022: 16.63%)	3,585	8,439
Total		48,755	62,808
Current		18,921	21,539
Non-current		29,834	41,269
Total		48,755	62,808

The change in lease liabilities is disclosed in the reconciliation of change in liabilities to cash flows in note 12.

12            Loans and borrowings

Loans and borrowings operations can be summarized as follows:

	Average interest rate (%)	Year of maturity	September 30, 2023	December 31, 2022
In US$
Advance on Foreign Exchange Contract (ACC)	2.28% p.a. to 6.88% p.a.	2023 to 2024	50,765	93,811
Export credit note (NCE)	SOFR Overnight + 2.07% p.a.	2026	106,239	129,701
Working Capital Loan	5.02% p.a. / SOFR Overnight + 2.79% p.a. to 2.90% p.a.	2026 to 2027	431,202	452,276
Total			588,206	675,788
In R$
Export credit note (NCE)	CDI + 1.10% p.a. to 1.75% p.a.	2023 to 2026	256,962	298,443
Total			256,962	298,443
Total interest-bearing liabilities			845,168	974,231

Current	224,579	231,296
Non-current	620,589	742,935
Total	845,168	974,231

The principal balances of long-term loans and borrowings as of September 30, 2023, mature as follows:

2024	59,352
2025	235,383
2026	225,702
2027	100,152
Non-current liabilities	620,589

25

CI&T Inc.

Unaudited condensed consolidated interim financial statements

September 30, 2023

The reconciliation of change in liabilities to cash flows arising from financing activities is shown below:

	Liabilities			Net Equity	Total
	Loans and borrowings	Leases (note 11.b)	Accounts payable for business combination acquired (note 14)	Reserves
Balance as of December 31, 2022	974,231	62,808	204,949	1,401,264	2,643,252
Changes in cash flow from financing activities
Proceeds from loans and borrowings	47,950	-	-	-	47,950
Payments related to loans, borrowings, lease liabilities and business combination	(163,457)	(18,465)	(47,461)	-	(229,383)
Proceeds from exercise of share options	-	-	-	578	578
Repurchase of treasury shares	-	-	-	(37,827)	(37,827)
Settlement of derivatives	9,325	-	-	-	9,325
Total changes in cash flow from financing activities	(106,182)	(18,465)	(47,461)	(37,249)	(209,357)
Exchange rate changes	(18,342)	(1,334)	(4,798)	-	(24,474)
Other changes - liabilities
New leases	-	8,311	-	-	8,311
Interest expenses	61,153	3,215	-	-	64,368
Present/fair value adjustment	-	-	2,783	-	2,783
Interest paid	(52,356)	(3,070)	-	-	(55,426)
Lease write-offs	-	(2,710)	-	-	(2,710)
Other changes	(13,336)	-	9,996	-	(3,340)
Total other changes - liabilities	(4,539)	5,746	12,779	-	13,986
Total other changes - equity	-	-	-	195,850	195,850
Balance as of September 30, 2023	845,168	48,755	165,469	1,559,865	2,619,257

26

CI&T Inc.

Unaudited condensed consolidated interim financial statements

September 30, 2023

	Liabilities			Net Equity	Total
	Loans and borrowings	Leases	Accounts payable for business combination	Reserves
Balance as of January 1, 2022	788,709	81,888	85,726	1,052,045	2,008,368
Changes in cash flow from financing activities
Proceeds from loans and borrowings	186,239	-	-	-	186,239
Payments related to loans, borrowings, lease liabilities and business combination	(279,940)	(19,828)	(62,338)	-	(362,106)
Proceeds from exercise of share options	-	-	-	10,447	10,447
Settlement of derivatives	390	-	-	-	390
Total changes in financing cash flows	(93,311)	(19,828)	(62,338)	10,447	(165,030)
Effect of changes in exchange rates	8,179	(1,485)	-	-	6,694
Other changes - related to liabilities
Additions due to business combination	39,970	8,114	-	-	48,084
New leases	-	11,457	-	-	11,457
Interest expense	48,853	6,306	-	-	55,159
Interest paid	(51,152)	(4,796)	-	-	(55,948)
Other borrowing costs	(34,500)	(195)	-	-	(34,695)
Settlement of derivatives	(390)	-	-	-	(390)
Lease write-offs	-	(1,540)	-	-	(1,540)
Other changes	(34,500)	(195)	6,977	-	(27,718)
Total other changes related to liabilities	2,781	19,346	6,977	-	29,104
Total other changes related to equity	-	-	-	131,550	131,550
Balance as of September 30, 2022	706,358	79,921	30,365	1,194,042	2,010,686

The loans and borrowings are not secured over land and buildings, inventories and trade receivables.

Loans and borrowings covenants

The loans and borrowings are subject to covenants, which establish the early maturity of debts. Early maturity of the loans could be caused by:

  Disposal, merger, incorporation, spin-off, or any other corporate reorganization process that implies a change in the shareholding control, without prior consent from the creditor;
  Some of the debt contracts held by the Group include covenants that demand the maintenance of specific ratios, such as the Net Debt to EBITDA (Earnings Before Interest, Taxes, Depreciation, and Amortization) ratio.

The Group has complied with these covenants as of September 30, 2023 and December 31, 2022.

27

CI&T Inc.

Unaudited condensed consolidated interim financial statements

September 30, 2023

13            Salaries and welfare charges

	September 30, 2023	December 31, 2022
Salaries	30,779	30,551
Accrued vacation and charges	111,522	107,801
Bonus	15,934	64,815
Withholding income tax	17,382	29,267
Payroll charges (social contributions)	13,240	15,168
Others	27,749	12,554
Total	216,606	260,156

14            Accounts payable for business acquired

	September 30, 2023
	Former owners of Dextra	Former owners of Somo	Former owners of Box 1824	Former owners of Ntersol	Total
Year of maturity	2024	2025	2025	2024
Interest rate	CDI	N/A	CDI	T-Bills
Retained amount	30,581	-	6,987	75,622	113,190
Earn-out	-	30,162	-	-	30,162
Escrow account	-	19,051	-	-	19,051
Other	-	2,092	974	-	3,066
Total	30,581	51,305	7,961	75,622	165,469

	December 31, 2022
	Former owners of Dextra	Former owners of Somo	Former owners of Box 1824	Former owners of Ntersol	Total
Year of maturity	2024	2025	2025	2024
Interest rate	CDI	N/A	CDI	T-Bills
Retained amount	34,183	-	9,165	76,084	119,432
Earn-out	-	61,529	-	-	61,529
Escrow account	-	20,091	-	-	20,091
Other	-	2,148	974	775	3,897
Total	34,183	83,768	10,139	76,859	204,949

	September 30, 2023	December 31, 2022
Current	41,301	71,650
Non-current	124,168	133,299
Total	165,469	204,949

The change in accounts payable for business combination is disclosed in the reconciliation of change in liabilities to cash flows in note 12.

28

CI&T Inc.

Unaudited condensed consolidated interim financial statements

September 30, 2023

15            Provisions

The Group is involved in tax and labor lawsuits that were considered probable losses and are provisioned according to the table below:

	Tax	Labor	Total
Balance as of January 1, 2022	131	502	633
Provisions	77	582	659
Obligations assumed in a business combination (i)	-	13,583	13,583
Reversal	(3)	(270)	(273)
Payments	-	(15)	(15)
Balance as of September 30, 2022	205	14,382	14,587
Balance as of December 31, 2022	205	12,142	12,347
Provisions	-	18	18
Reversal	(205)	(99)	(304)
Balance as of September 30, 2023	-	12,061	12,061

(i)	In relation to the business combination with Box 1824, the Group has also assumed an amount of R$ 11,343 (R$ 13,583 on the acquisition date) related to labor contingencies liability.

The Group is a party to civil, labor and tax lawsuits, whose likelihood of loss is regarded as possible, for which no provision was recorded, in the amount of R$ 10,350 as of September 30, 2023 (R$ 10,563 as of December 31, 2022).

Judicial deposits

As of September 30, 2023, the Group’s judicial deposits totaled R$ 9,995 (R$ 9,819 as of December 31, 2022), recognized in the statement of financial position, in non-current assets. Of this amount, R$ 9,723 (R$ 9,405 as of December 31, 2022) refer to tax lawsuits and R$ 272 (R$ 415 as of December 31, 2022) refer to labor lawsuits.

16            Employee benefits

The Group provides its employees with benefits that include medical care, dental care and life insurance during their employment. These benefits are paid by the Group and according to the category of health plans elected, with a consideration paid by the employee.

Additionally, the Group offers its employees the option to participate in a private pension plan to which voluntary contributions are made. For CI&T Inc. (“CI&T US”), CI&T UK Limited (“CI&T UK”) and CI&T Software Inc. (“CI&T Canada”), the subsidiaries contribute with the same amount as the participants up to 4% of the employee salary. In both scenarios there is no consideration to be paid by the subsidiaries, as there are no post-employment obligations. The nature of the plan allows employees to suspend or discontinue their contributions at any time and allows the Management to transfer the portfolio to another administrator.

The Group does not have additional post-employment obligations and none other long-term benefits, such as time-of-service leave, lifetime health plan and other time-service benefits.

29

CI&T Inc.

Unaudited condensed consolidated interim financial statements

September 30, 2023

17            Stock-based compensation

a.            Outstanding share options and RSUs

The following shows the roll forward of the share options and RSUs for the period ended at September 30, 2023:

Grant date	Exercise price	Number of granted options/RSUs	(-) Canceled	(-) Exercised	Number of outstanding on 09/30/2023	Number of vested on 09/30/2023
Equity-settled
Stock options plan (SOP)
2020	R$ 9.58	3,940,478	(92,883)	(997,326)	2,850,269	1,317,706
2021	R$ 19.84	854,436	(19,900)	(92,735)	741,801	230,257
2022	US$ 4.10	440,434	-	-	440,434	88,087
2023	US$ 4.10-4.27	44,365	-	-	44,365	1,698
		5,279,713	(112,783)	(1,090,061)	4,076,869	1,637,748
Incentive stock options (ISO)
2022	US$ 15.88	93,896	-	-	93,896	18,779
		93,896	-	-	93,896	18,779
Restricted stock units (RSU)
2022	N/A	1,449,277	-	(8,447)	1,440,830	-
2023	N/A	154,950	-	-	154,950	-
		1,604,227	-	(8,447)	1,595,780	-

Cash-settled

Grant date	Exercise price	Number of granted options/RSUs	(-) Canceled	(-) Exercised	Number of outstanding on 09/30/2023	Number of vested on 09/30/2023	Fair value at remeasured date September 30, 2023	Liabilities carrying amount as of September 30, 2023 R$
Stock options plan (SOP)
2020	R$ 9.58	69,774	-	(1,774)	68,000	39,219	4.69	1,122
2021	R$ 19.84	12,130	-	(909)	11,221	2,731	2.86	64
2022	US$ 4.10	13,101	-	-	13,101	2,620	3.17	113
		95,005	-	(2,683)	92,322	44,570	-	1,299

b.            Expenses recognized in profit or loss

	September 30, 2023	September 30, 2022
Plan in force:
Equity settled – SOP	6,504	1,175
Equity settled – RSU	14,126	463
Equity settled – ISO	76	256
Cash settled	458	-
Shares granted to executives’ officers	576	-
Expenses recognized in profit or loss (note 20)	21,740	1,894
Total	21,740	1,894
(-) Effect of cash settled	(458)	(463)
Effect of movements in exchange rates	(113)	(61)
Total shareholders’ equity	21,169	1,370

30

CI&T Inc.

Unaudited condensed consolidated interim financial statements

September 30, 2023

18            Equity

a.            Share capital

	September 30, 2023	December 31, 2022
Number of ordinary nominative shares	133,863,684	133,814,311
Class A	20,612,552	19,969,110
Class B	113,251,132	113,845,201
Par value	0.00027	0.00027
Share capital	37	37

As of September 30, 2023 the total issued share capital of R$ 37 (R$ 37 as of December 31, 2022) is divided into 133,863,684 common shares (133,814,311 as of December 31, 2022), including shares repurchased by the Company (see note 18.c).

The holders of the Class A common shares and Class B common shares have identical rights, except that (i) the holders of Class B common shares are entitled to ten votes per share, whereas holders of Class A common shares are entitled to one vote per share, (ii) Class B common shares have certain conversion rights and (iii) the holders of Class B common shares are entitled to maintain a proportional ownership interest in the event that additional Class A common shares are issued, however that such rights to purchase additional Class B common shares may only be exercised with Class B Shareholder Consent.

b.            Share premium

After the Company has completed its initial public offering in November 2021, the share premium referred to the difference between the subscription price (US$ 15.00 per share) that the shareholders paid for the shares and their nominal value (US$ 0.00005 per share), as a total amount of R$ 915,947 (US$ 166,666).

In connection with the business combinations occurred in 2022, the share premium increased by R$ 30,226 from shares issued as part of the payment for the some acquisitions. As of September 30, 2023 and December 31, 2022, the total amount of share premium is R$ 946,173.

c.            Treasury share reserve

On May 17, 2023, the Board of Directors approved a share repurchase program, pursuant to which the Company may repurchase up to 1.5 million of its outstanding class A common shares. As of 30 September 2023, the Group held 1,318,381 (R$ 37,827) of the Company’s shares, and the remaining balance of 181,619 shares will be repurchased during the fourth quarter of 2023. The Company’s treasury shares comprises the cost of the Company’s shares held by the Group.

d.            Capital reserve

Stock-based compensation

The Group stock-based compensation plans in place were accounted as Capital reserve (see note 17).

31

CI&T Inc.

Unaudited condensed consolidated interim financial statements

September 30, 2023

19            Net revenue

The Group generates revenue primarily through the provision of services described in the table below, which is summarized by nature:

	Nine month ended September 30, 2023	Three month ended September 30, 2023	Nine month ended September 30, 2022	Three month ended September 30, 2022
Software development revenue	1,628,771	504,555	1,508,853	533,060
Software maintenance revenue	47,285	14,469	42,093	15,136
Consulting revenue	30,028	9,292	19,094	7,559
Revenue from software license agent	1,708	449	882	357
Other revenue	3,115	318	4,983	2,906
Total net revenue	1,710,907	529,083	1,575,905	559,018

The following table sets forth the net revenue by industry vertical for the periods indicated:

	Nine month ended September 30, 2023	Three month ended September 30, 2023	Nine month ended September 30, 2022	Three month ended September 30, 2022
By Industry Vertical
Financial services	492,406	158,592	479,173	161,185
Consumer goods	343,712	105,562	351,116	127,097
Technology and telecommunications	313,334	84,147	216,097	78,146
Retail and industrial goods	208,351	64,438	227,615	79,226
Life sciences	185,040	57,372	202,791	72,063
Others	168,064	58,972	99,113	41,301
Total net revenue	1,710,907	529,083	1,575,905	559,018

The table below summarizes net revenues by geographic region:

	Nine month ended September 30, 2023	Three month ended September 30, 2023	Nine month ended September 30, 2022	Three month ended September 30, 2022
North America	762,204	222,860	655,941	232,697
LATAM (Latin America)	698,478	229,804	724,480	247,200
Europe	167,645	54,045	142,810	57,061
APJ (Asia, Pacific and Japan)	82,580	22,374	52,674	22,060
Total	1,710,907	529,083	1,575,905	559,018

Net revenues by geographic area were determined based on the country where the sale was made. The net revenue from a single customer represents 10% of the Company’s total net revenues as of September 30, 2023 (16% as of September 30, 2022).

Revenue by client concentration

The following table sets forth net revenue contributed by the top client, and top ten clients for the periods indicated:

	Nine month ended September 30, 2023	Three month ended September 30, 2023	Nine month ended September 30, 2022	Three month ended September 30, 2022
Top client	166,798	37,428	249,356	86,748
Top 10 clients	705,773	208,305	812,754	283,999

32

CI&T Inc.

Unaudited condensed consolidated interim financial statements

September 30, 2023

Contract assets

Contract assets relate mainly to the Group’s rights to consideration for services performed, for which control has been transferred to the client, but not invoiced on the reporting date. Contract assets are transferred to receivables when the Group issues an invoice to the client.

The balances from contract assets are shown and segregated in the consolidated statements of financial position as follows:

.	September 30, 2023	December 31, 2022
Contract assets – Reais denominated - Brazilian customers	119,347	94,613
Contract assets – Dollar denominated - US customers	86,153	104,836
Contract assets – from other customers	35,626	18,474
(-) Expected credit losses from contract assets	(1,330)	(673)
Total	239,796	217,250

The movement of expected credit losses of contract assets, is as follows:

Balance as of January 1, 2022	(913)
Reversal (provision)	(182)
Effect of movements in exchange rates	131
Balance as of September 30, 2022	(964)
Balance as of December 31, 2022	(673)
Reversal (provision)	(664)
Effect of movements in exchange rates	7
Balance as of September 30, 2023	(1,330)

20            Expenses by nature

Information on the nature of expenses recognized in the unaudited condensed consolidated interim statement of profit or loss is presented below:

	Nine month ended September 30, 2023	Three month ended September 30, 2023	Nine month ended September 30, 2022	Three month ended September 30, 2022
Employee expenses	(1,239,867)	(386,276)	(1,146,315)	(400,772)
Third-party services and other inputs	(99,104)	(30,711)	(83,994)	(32,671)
Depreciation and amortization	(70,980)	(22,871)	(67,154)	(23,558)
Insurance	(9,764)	(3,248)	(11,388)	(3,701)
Short-term leases	(4,629)	(1,236)	(5,071)	(1,736)
Travel expenses	(10,017)	(3,871)	(9,059)	(3,940)
Training	(2,600)	(745)	(4,854)	(1,925)
Stock-based compensation (note 17)	(21,740)	(6,627)	(1,894)	(761)
Expected credit losses	(2,573)	(836)	(385)	325
Consulting	(878)	(210)	(14,818)	(5,728)
Other post-acquisition expenses	(3,870)	1,551	(19,233)	(10,769)
Others	(13,573)	(4,384)	(24,366)	(9,205)
Total	(1,479,595)	(459,464)	(1,388,531)	(494,441)
Disclosed as:
Costs of services provided	(1,138,836)	(356,779)	(1,034,111)	(363,617)
Selling expenses	(132,243)	(40,405)	(118,428)	(43,337)
General and administrative expenses	(207,968)	(64,807)	(228,115)	(84,804)
Impairment loss on trade receivables and contract assets	(2,573)	(836)	(385)	325
Other income (expenses) net	2,025	3,363	(7,492)	(3,008)
Total	(1,479,595)	(459,464)	(1,388,531)	(494,441)

33

CI&T Inc.

Unaudited condensed consolidated interim financial statements

September 30, 2023

21           Net finance costs

	Nine month ended September 30, 2023	Three month ended September 30, 2023	Nine month ended September 30, 2022	Three month ended September 30, 2022
Finance income:
Income from financial investments	6,391	1,813	5,383	1,828
Foreign-exchange gain	33,095	7,667	128,883	21,525
Gains on derivatives	21,434	2,963	18,849	7,984
Monetary variation gain	1,062	679	35	26
Other finance income	405	384	2,488	1,387
Total	62,387	13,506	155,638	32,750
Finance costs:
Foreign-exchange loss	(39,213)	(5,367)	(108,500)	(15,791)
Loss on derivatives	(8,177)	(3,629)	(12,631)	(1,961)
Interest and charges on loans and leases (note 12)	(64,368)	(21,111)	(55,159)	(18,104)
Monetary variation loss	(4,051)	(1,368)	(7,786)	(3,174)
Other finance costs	(5,321)	(2,324)	(13,239)	(1,152)
Total	(121,130)	(33,799)	(197,315)	(40,182)
Net finance costs	(58,743)	(20,293)	(41,677)	(7,432)

22            Income tax and social contribution

Income tax expenses are recognized at an amount determined by multiplying the profit (loss) before tax for interim reporting period based on the Management's best estimate of the weighted average annual income tax rate expected for the full financial year, adjusted for the tax effect of certain items recognized in full in the interim period. Income tax expenses include current and deferred tax and social contribution on net profit.

The Group’s consolidated effective tax rate in respect of continuing operations for the nine-month ended September 30, 2023 was 21% and for the nine-month ended September 30, 2022 was 34%.

23            Financial instruments and risk management

23.1           Financial instrument categories

The Group maintains operations with derivative and non-derivative financial instruments. These instruments are managed to assure liquidity and profitability. The control policy consists of monitoring the terms contracted against the terms and condition current in the market. The Company does not make investments of a speculative nature in derivatives or any other risk assets.

The estimated fair value of the Group's financial instruments considered the following methods and assumptions:

  Cash and cash equivalents and financial investment: recognized at cost plus income earned up to the closing date of the financial statements, which approximate their fair value.
  Trade receivables: arise directly from the Group's operations, classified at amortized cost, are recorded at their original values, adjusted based on the exchange rate changes, when applicable, and subject to an expected credit loss. Their carrying amount is a reasonable approximation of fair value.
34

CI&T Inc.

Unaudited condensed consolidated interim financial statements

September 30, 2023

  Loans and borrowings: classified as financial liabilities measured at amortized cost and are recorded at their contractual values. The contractual flow of loans and borrowings is adjusted to the future value of the liabilities considering the interest until maturity.
  Derivative financial instruments: The financial instruments were valued by calculating the present value using market curves that impact the specific instrument on the calculation dates. For this, future curves of CDI and SOFR), exchange coupon, and currency quotation are used. For interest rate swaps, the present value of the asset position and the liability position are both estimated by discounting cash flows at the interest rate of the currency in which the swap is denominated. The difference between the present value of the asset and the liability position of the swap generates its fair value. For exchange forward swaps, the present value of the asset position and the liability position are both estimated by discounting cash flows at the rate of currency in which the swap is denominated. The difference between the present value of the asset and the liability position of the swap generates its fair value.
  Non-derivatives financial instruments: Based on the Group's risk management and considering the existing natural hedge on exchange rate variations, the Group designated hedge relationships between “highly probable future transactions” (hedged item) and non-derivative financial instruments (hedging instruments), and their exchange effects were recognized at the same time in the other comprehensive income. The exchange rate variations in proportions of cash flows from non-derivative financial instruments were designated as hedging instruments. At the inception of designated hedging relationships, the Group documented the risk management objective and strategy for undertaking the hedge. The Group also documented the economic relationship between the hedged item and the hedging instrument, including identification of: (i) the hedging instrument; (ii) the hedged item; (iii) the nature of the risk being hedged; and (iv) the assessment whether the hedging relationship meets the hedge effectiveness requirements.

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, segregated by category:

	September 30, 2023
	Amortized cost	Assets / liabilities measured at FVTPL (i)	Assets / liabilities measured at FVOCI (ii)	Total
Financial assets
Cash and cash equivalents	194,295	-	-	194,295
Financial investments	39,192	-	-	39,192
Trade receivables	422,218	-	-	422,218
Contract assets	239,796	-	-	239,796
Derivatives	-	11,017	-	11,017
Non-derivatives – hedge accounting	-	-	26,525	26,525
Other assets	40,461	-	-	40,461
	935,962	11,017	26,525	973,504

Financial liabilities
Suppliers and other payables	16,958	-	-	16,958
Loans and borrowings	845,168	-	-	845,168
Lease liabilities	48,755	-	-	48,755
Accounts payable for business acquired	59,685	105,784	-	165,469
Non-derivatives – hedge accounting	-	-	34,721	34,721
Contract liabilities	12,954	-	-	12,954
Other liabilities	43,146	-	-	43,146
	1,026,666	105,784	34,721	1,167,171

35

CI&T Inc.

Unaudited condensed consolidated interim financial statements

September 30, 2023

	December 31, 2022
	Amortized cost	Assets / liabilities measured at FVTPL(i)	Assets / liabilities measured at FVOCI(ii)	Total
Financial assets
Cash and cash equivalents	185,727	-	-	185,727
Financial investments	96,299	-	-	96,299
Trade receivables	501,671	-	-	501,671
Contract assets	217,250	-	-	217,250
Derivatives	-	11,194	-	11,194
Non-derivatives – hedge accounting	-	-	19,637	19,637
Other assets	41,923	-	-	41,923
	1,042,870	11,194	19,637	1,073,701

Financial liabilities
Suppliers and other payables	33,376	-	-	33,376
Loans and borrowings	974,231	-	-	974,231
Lease liabilities	62,808	-	-	62,808
Accounts payable for business acquired	68,561	136,388	-	204,949
Derivatives	-	4,109	-	4,109
Non-derivatives – hedge accounting	-	-	35,169	35,169
Contract liabilities	32,136	-	-	32,136
Other liabilities	51,031	-	-	51,031
	1,222,143	140,497	35,169	1,397,809

(i)	FVTPL: Fair value through profit or loss.
(ii)	FVOCI: Fair value through other comprehensive income.
23.2           Financial risk management
The Group’s operations are subject to the following risk factors:

a.           Market risks

The Group is exposed to market risks resulting from the normal course of its activities, such as inflation, interest rates and exchange rate changes.

Thus, the Group's operating results may be affected by changes in nationals’ economics policies, especially regarding short and long-term interest rates, inflation targets and exchange rate policy. Exposures to market risk are measured by sensitivity analysis.

36

CI&T Inc.

Unaudited condensed consolidated interim financial statements

September 30, 2023

LIBOR to SOFR transition

According to some financial market facts, the Libor rate has become a less reliable reference. The main substitute for Libor is SOFR. Libor was discontinued on June 30, 2023, which was the deadline for financial institutions to deliver the last update for Libor. The clauses automatically change instruments from USD LIBOR to SOFR as USD LIBOR ceases. This replacement of rates did not impact on the Group's debt, as there is no relevant difference between the reference indexes.

a.1           Foreign currency – Exchange rate changes risk

The Group is exposed to foreign exchange risk to the extent that there is a mismatch between the currencies in which sales, purchases, receivables, and borrowings are denominated and the respective functional currencies of the Company and its subsidiaries.

Therefore, foreign exchange risk is inherent to the Group’s business model. The Group’s revenue is mainly denominated in foreign currency and, consequently, is exposed to exchange rate changes. The Group’s expenses, on the other hand, are mainly denominated in the Group’s functional currency (Brazilian Reais) and, consequently, are not exposed to exchange rate changes. The Group is exposed to exchange rate risk on its financial investments, suppliers and other payables, trade receivables, loans and borrowings, accounts payable for business combination, lease liabilities and derivatives. See below the total exposure to foreign currency:

	September 30, 2023			December 31, 2022
	US$	£	Other	US$	£	Other
Financial investments	9,030	30,161	-	96,299	-	-
Suppliers and other payables	(4,959)	(1,345)	(1,510)	(4,229)	(2,264)	(2,078)
Trade receivables	243,038	41,572	8,516	304,617	51,152	12,306
Loans and borrowings	(157,004)	-	-	(223,512)	-	-
Lease liabilities	(22,868)	(2,330)	(2,270)	(29,147)	(1,009)	(2,493)
Accounts payable for business combination	(75,622)	(51,304)	-	(76,859)	(83,768)	-
Derivatives	-	-	-	(4,109)	-	-
Net exposure	(8,385)	16,754	4,736	63,060	(35,889)	7,735

See note 23.2.a.3 the sensitivity analysis for exchange rate risk.

Cash flow hedge for the Group's future Revenues

Considering the natural hedge and the risk management strategy, the Group designates hedging relationships to account for the effects of the existing hedge between a foreign exchange gain or loss from proportions of its long-term debt obligations (denominated in U.S. dollars) and foreign exchange gain or loss of its highly probable U.S. dollar denominated future export revenues, so that gains or losses associated with the hedged transaction (the highly probable future exports) and the hedging instrument (debt obligations) are recognized in the statement of profit or loss in the same periods in which they will occur.

37

CI&T Inc.

Unaudited condensed consolidated interim financial statements

September 30, 2023

The schedule of cash flow hedge involving the Company´s future exports as of September 30, 2023 is set below:

					Present value of hedging instrument notional value at September 30, 2023
Hedging Instrument	Hedged Transaction	Nature of the Risk	Maturity Date	USD	BRL
Foreign exchange gains and losses on proportion of non-derivative financial instruments cash flows	Foreign exchange gains and losses of highly probable future monthly exports revenues	Foreign Currency - Real vs U.S. Dollar Spot Rate	2024 to 2026
Export credit note (NCE)			2026	22,500	112,671
Advance on Foreign Exchange Contract (ACC)			2024	10,000	50,076
Total amounts designated as of September 30, 2023				32,500	162,747

Changes in the fair value of US$ foreign exchange debt obligation (non-derivative financial instruments) designated as effective cash flow hedges have their effective component recorded in equity, other comprehensive income and the ineffective component recorded in statement of profit or loss, in finance income (expense). The amounts accumulated in equity are recognized in the statement of profit or loss in the years in which the hedged item affects the result, the effects of which are appropriated to the result, in order to minimize the variations in the hedged item.

The individual hedge relationships are established on a one-to-one basis, that is, the “highly probable exports” of each month and the proportions of cash flows from foreign exchange debt obligation made abroad, used in each relationship and individual hedge, have the same face value in US dollars.

The exposure of the Group's future exports revenues in hard currency to the risk of variations in the R$/US$ exchange rate (liability position) is offset by an inverse exposure equivalent to its US dollars debt (asset position) to the same type of risk.

Hedge Accounting Effects

The movement of exchange variation accumulated in other comprehensive income as of September 30, 2023 and December 31, 2022, resulting from completed and expected transactions are set out below:

Exchange variation
Balance as of January 1, 2022	-
Recognized in Other comprehensive income – Future export revenues	(33,104)
Recognized in Other comprehensive income – Future M&A transactions	(27,547)
Reclassified to the statements of profit or loss - occurred exports	2,383
Reclassified to the statements of profit or loss - occurred investments in acquisitions	20,981
Balance as of September 30, 2022	(37,287)
Balance as of January 1, 2023	(15,532)
Recognized in Other comprehensive income – Future export revenues	7,617
Reclassified to the statements of profit or loss - occurred exports	2,162
Reclassified to the statements of profit or loss - ineffective portion	(2,443)
Balance as of September 30, 2023	(8,196)

As of September 30, 2023, the annual expectation of realization of the exchange rate variation balance accumulated in equity is R$ 3,503.

38

CI&T Inc.

Unaudited condensed consolidated interim financial statements

September 30, 2023

a.2            Interest rate risk

Derives from the possibility of the Group incurring gains or losses resulting from changes in interest rates applicable to its financial assets and liabilities. The Group may also enter into derivative contracts in order to mitigate this risk. See note 23.2.a.3 the sensitivity analysis for interest rate risk.

a.3            Sensitivity analysis of non-derivative financial instruments

Exchange rate fluctuation and changes in interest rates may positively or adversely affect the financial statements.

The Group mitigates its risks relating to non-derivative financial assets and liabilities substantially through the contracting of derivative financial instruments. Accordingly, the Group identified the main risk factors that may generate losses for its operations with derivative financial instruments and this sensitivity analysis is based on three scenarios containing appreciation and depreciation that may impact the Group’s future results and cash flows, as described below:

(i)	Probable scenario: The Group’s projections, based on internal and external data, considered the highest projection expected by the Company for the next 12 months: (i) the interest rate index in order to analyze the sensitivity of the index in short-term investments and loans and borrowings was 12.65% for CDI and 5.40% for SOFR; (ii) the exchange rate of R$ 4.98 for US$ and R$ 6.12 for £, related to the closing rate projected by the Company, for the purposes of analyzing the foreign exchange exposure. Based on these factors, variations (appreciation/depreciation and increase/decrease) were calculated in the adverse and remote scenarios.
(ii)	Adverse scenario: considered a variation of 25% in the main risk factor of each transaction.
(iii)	Remote scenario: considered a variation of 50% in the main risk factor of each transaction.

For each scenario, the gross finance income or finance costs were calculated, excluding taxes and the maturity flow of each agreement. The base date considered was September 30, 2023, projecting the indexes for one year and verifying their sensitivity in each scenario.

Sensitivity analysis for exchange rate risk

			Income/(expense) in R$
	Risk	Exposure in US$	Probable scenario (I)	Adverse Scenario (II)	Remote Scenario (III)
Exchange variation in the year	Foreign currency appreciation - USD	4.9830	5.0000	6.2500	7.5000
Financial investments		1,812	30	2,295	4,560
Trade receivables		48,773	827	61,793	122,760
Suppliers and other payables		(995)	(16)	(1,260)	(2,504)
Loans and borrowings		(29,863)	(508)	(37,837)	(75,166)
Derivatives		(1.645)	(28)	(2,084)	(4,140)
Lease liabilities		(4,589)	(77)	(5,813)	(11,550)
Accounts payable for business combination		(15,176)	(258)	(19,228)	(38,198)
Net effect			(30)	(2,134)	(4,238)

39

CI&T Inc.

Unaudited condensed consolidated interim financial statements

September 30, 2023

			Income/(expense) in R$
	Risk	Exposure in US$	Probable scenario (I)	Adverse Scenario (II)	Remote Scenario (III)
Exchange variation in the year	Foreign currency depreciation - USD	4.9830	5.0000	3.7500	2.5000
Financial investments		1,812	30	(2,235)	(4,500)
Trade receivables		48,773	827	(60,139)	(121,106)
Suppliers and other payables		(995)	(16)	1,228	2,472
Loans and borrowings		(29,863)	(508)	36,821	74,150
Derivatives		(1,645)	(28)	2,028	4,085
Lease liabilities		(4,589)	(77)	5,659	11,396
Accounts payable for business combination		(15,176)	(258)	18,712	37,682
Net effect			(30)	2,074	4,179

			Income/(expense) in R$
	Risk	Exposure in £	Probable scenario (I)	Adverse Scenario (II)	Remote Scenario (III)
Exchange variation in the year	Foreign currency appreciation - GBP	6.1211	6.3500	7.9375	9.5250
Financial investments		4,927	1,125	8,947	16,769
Trade receivables		6,792	1,557	12,340	23,122
Suppliers and other payables		(220)	(52)	(401)	(751)
Lease liabilities		(381)	(89)	(694)	(1,299)
Accounts payable for business combination		(8,382)	(1,922)	(15,228)	(28,535)
Net effect			619	4,964	9,306

			Income/(expense) in R$
	Risk	Exposure in £	Probable scenario (I)	Adverse Scenario (II)	Remote Scenario (III)
Exchange variation in the year	Foreign currency depreciation - GBP	6.1211	6.3500	4.7625	3.1750
Financial investments		4,927	1,125	(6,696)	(14,518)
Trade receivables		6,792	1,557	(9,225)	(20,007)
Suppliers and other payables		(220)	(52)	297	647
Lease liabilities		(381)	(89)	515	1,120
Accounts payable for business combination		(8,382)	(1,922)	11,385	24,691
Net effect			619	(3,724)	(8,067)

40

CI&T Inc.

Unaudited condensed consolidated interim financial statements

September 30, 2023

Sensitivity analysis for interest rate risk

				Income/(expense) in R$
	Risk	Exposure in R$	Period rates	Probable scenario (I)	Adverse Scenario (II)	Remote Scenario (III)
Short-term financial investments	Interest rate increase - CDI	81,746	12.65%	11.00%	13.75%	16.50%

Loans and borrowings	Interest rate increase - CDI	(256,962)	12.65%	11.00%	13.75%	16.50%

Accounts payable for business combination	Interest rate increase - CDI	(37,568)	12.65%	11.00%	13.75%	16.50%

Loans and borrowings	Interest rate increase - SOFR	(445,135)	5.40%	5.47%	6.84%	8.21%

Derivatives (interest rate swap)	Interest rate increase - SOFR	106,239	5.40%	5.47%	6.84%	8.21%

Net effect				3,278	(7,224)	(17,725)

				Income/(expense) in R$
	Risk	Exposure in R$	Period rates	Probable scenario (I)	Adverse Scenario (II)	Remote Scenario (III)
Short-term financial investments	Interest rate decrease - CDI	81,746	12.65%	11.00%	8.25%	5.50%

Loans and borrowings	Interest rate decrease - CDI	(256,962)	12.65%	11.00%	8.25%	5.50%

Accounts payable for business combination	Interest rate decrease - CDI	(37,568)	12.65%	11.00%	8.25%	5.50%

Loans and borrowings	Interest rate decrease - SOFR	(445,135)	5.40%	5.47%	4.10%	2.74%

Derivatives (interest rate swap)	Interest rate decrease - SOFR	106,239	5.40%	5.47%	4.10%	2.74%

Net effect				3,278	13,780	24,248

b.            Credit Risk

Credit risk refers to the risk that a counterparty will not comply with its contractual obligations, causing the Group to incur financial losses. Credit risk is the risk of a counterparty in a business transaction not complying with an obligation provided by a financial instrument or an agreement with a client, which would cause financial loss. To mitigate these risks, the Group analyzes the financial and equity condition of its counterparties, as well as the definition of credit limits and permanent monitoring of outstanding positions.

41

CI&T Inc.

Unaudited condensed consolidated interim financial statements

September 30, 2023

The Group applies the simplified standard approach to commercial financial assets, where the provision for losses is analyzed over the remaining life of the asset.

In addition, the Group is exposed to credit risk with respect to financial guarantees granted to banks.

The Group held cash and cash equivalents of R$ 194,295 on September 30, 2023 (R$ 185,727 as of December 31, 2022) and financial investments of R$ 39,192 on September 30, 2023 (R$ 96,299 as of December 31, 2022). The cash and cash equivalents and financial investments are held with bank and financial institution counterparties, which are rated BB- to A-, based on Standard & Poor’s ratings.

The carrying amount of financial assets represents the maximum credit exposure. The maximum credit risk exposure on the date of the financial statements is:

	September 30, 2023	December 31, 2022
Hedge financial instruments – SWAP	11,017	11,194
Cash and cash equivalents	194,295	185,727
Financial investments	39,192	96,299
Trade receivables	422,218	501,671
Contract assets	239,796	217,250
Other receivables (current and non-current)	40,461	41,923
	946,979	1,054,064

As of September 30, 2023, the exposure to credit risk for trade receivables, contract assets and other receivables by geographic region was as follows:

.	September 30, 2023	December 31, 2022
North America	339,654	426,166
Europe	78,040	73,460
LATAM (Latin America)	272,792	246,270
APJ (Asia, Pacific and Japan)	11,989	14,948
Total	702,475	760,844

c.            Liquidity risk

The Group monitors liquidity risk by managing its cash resources and financial investments.

Liquidity risk is also managed by the Group through its cash flow projection, which aims to ensure the availability of funds to meet the Group’s both operational and financial obligations.

The Group also maintains approved credit limits with several financial institutions in order to adequate any level of liquidity arising from business demands, either in the short, medium or long term.

The maturities of the long-term installments of the loans are described in note 12.

The following are the remaining contractual maturities of financial liabilities on the reporting date. The amounts are gross and undiscounted, including contractual interest payments and excluding the impact of netting agreements:

42

CI&T Inc.

Unaudited condensed consolidated interim financial statements

September 30, 2023

	September 30, 2023
	Carrying amount	Cash contractual cash flow	6 months or less	6-12 months	1-2 years	2-5 Years
Non-derivative financial liabilities
Trade payables	16,958	16,958	16,958	-	-	-
Loans and borrowings	845,168	998,523	154,106	124,163	283,806	436,448
Lease liabilities	48,755	54,270	12,224	9,780	13,878	18,388
Accounts payable for business combination	165,469	180,676	30,162	12,164	112,835	25,515
Contract liabilities	12,954	12,954	12,954	-	-	-
Other payables (current and non-current)	43,146	43,146	43,146	-	-	-
Non-derivatives financial instruments	34,721	34,721	34,721	-	-	-
	1,167,171	1,341,248	304,271	146,107	410,519	480,351

	December 31, 2022
	Carrying amount	Cash contractual cash flow	6 months or less	6- 12 months	1-2 years	2-5 Years
Non-derivative financial liabilities
Trade payables	33,376	33,376	33,376	-	-	-
Loans and borrowings	974,231	1,176,743	146,564	107,207	273,298	649,674
Lease liabilities	62,808	70,837	13,903	11,480	17,981	27,473
Accounts payable for business combination	204,949	229,547	64,888	7,484	95,858	61,317
Contract liabilities	32,136	32,136	32,136	-	-	-
Other payables (current and non-current)	51,031	51,031	51,031	-	-	-
Derivatives	4,109	4,109	4,109	-	-	-
Non-derivatives financial instruments	35,169	35,169	35,169	-	-	-
	1,397,809	1,632,948	381,176	126,171	387,137	738,464

23.3            Derivative financial instruments

The Group held derivative financial instruments to hedge its foreign currency and interest rate risk exposures.

The Group entered into an interest rate swap transaction with the purpose of hedging the exposure to variable interest rate related to the Export Credit Note – NCE.

In May 2022, the Group entered a swap operation exchanging the CDI based rate to a US$ prefixed rate, related to a portion of an Export Credit Note - NCE.

The interest rate profile of the Group’s interest-bearing financial instruments, as reported to the Group’s Management, is as follows:

43

CI&T Inc.

Unaudited condensed consolidated interim financial statements

September 30, 2023

	September 30, 2023
Maturity	Notional (US$)	Notional in R$	Floating rate receivable	Fixed rate payable	Fair value
07/16/2026	30,000	152,100	SOFR Overnight	3.07%	9,739
07/07/2026	-	100,000	CDI	Foreign Exchange + 4.90%	1,278
					11,017

	December 31, 2022
Maturity	Notional (US$)	Notional in R$	Floating rate receivable	Fixed rate payable	Fair value
07/16/2026	30,000	152,100	3-months LIBOR	3.07%	11,194
07/07/2026	-	100,000	CDI	Foreign Exchange + 4.90%	(4,109)
					7,085

23.4            Classification of financial instruments by type of measurement of fair value

The Group has financial instruments measured at fair value, which are qualified as defined below:

	Carrying Amount		Fair value
	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
Level 2
Derivatives:
Interest rate swap	11,017	7,085	11,017	7,085
Total	11,017	7,085	11,017	7,085
Non-derivatives:
Lease liabilities	(48,755)	(62,808)	(48,755)	(62,808)
Loans and borrowings	(845,168)	(974,231)	(845,168)	(974,231)
Accounts payable for business combination	(165,469)	(204,949)	(165,469)	(204,949)
Total	(1,059,392)	(1,241,988)	(1,059,392)	(1,241,988)
Total	(1,048,375)	(1,234,903)	(1,048,375)	(1,234,903)

Cash and cash equivalents, financial investments, trade receivables, suppliers and other payables were not included in the table above. The Group understands that these financial instruments have no classification, as the carrying amount of these items is a reasonable approximation of fair value.

44

CI&T Inc.

Unaudited condensed consolidated interim financial statements

September 30, 2023

24            Related parties

Transactions with key management personnel

The Group paid R$ 8,962 as of September 30, 2023 (R$ 8,788 as of September 30, 2022) as direct compensation to key management personnel. These amounts correspond to the executive board compensation, related social charges and short-term benefits and are recorded under line “General and administrative expenses”.

The executive officers also participate in the Group's stock-based compensation program (see note 17). For the period ended on September 30, 2023, R$ 128 (R$ 16 on September 30, 2022) were recognized in the statement of profit or loss.

The Group has no additional post-employment obligation, as well as no other long-term benefits, such as premium leave and other severance benefits. The Group also does not offer other benefits in connection with the dismissal of its Senior Management’s members.

25            Operating segments

Operating segments are defined based on business activities that reflect how CODM - Chief Operating Decision Maker reviews financial information for decision.

The Group's CODM is the Group's Board of Director. The CODM is in charge of the operational decisions of resource allocation and performance evaluation. The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation and evaluating performance based on a single operating segment.

26            Subsequent events

Share repurchase program

On November 16, 2023, the Board of Directors approved a new share repurchase program, pursuant to which the Company may repurchase up to 2.5 million of its outstanding class A common shares until December 31, 2024.

45

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November 17, 2023

CI&T Inc
By:	/s/ Stanley Rodrigues
Name: Stanley Rodrigues
Title: Chief Financial Officer